UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the proxy statement and proxy card of Scorpio Tankers Inc. (the "Company") for the Company's 2014 Annual Meeting of Shareholders scheduled to be held on May 29, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC. (registrant)

Dated: May 21, 2014
By: /s/ Brian Lee Brian Lee Chief Financial Officer

Exhibit 1

April 17, 2014

TO THE SHAREHOLDERS OF SCORPIO TANKERS INC.

Enclosed is a Notice of the Annual Meeting of Shareholders of Scorpio Tankers Inc. (the "Company" or "Scorpio Tankers") which will be held at the office of Scorpio Ship Management S.A.M., 9, Boulevard Charles III, Monaco 98000 on May 29, 2014 at 9:00 a.m.

At this Annual Meeting (the "Meeting"), holders of shares of the Company's common stock (the "Shareholders") will consider and vote upon the following proposals:

1.	To elect two Class I Directors to serve until the 2017 Annual Meeting of Shareholders ("Proposal One");

2.	To approve the appointment of PricewaterhouseCoopers as the Company's independent auditors for the fiscal year ending December 31, 2014 ("Proposal Two");

3.
To approve an amendment to the Company's  Amended  and  Restated  Articles  of Incorporation to increase its authorized common stock to four hundred million (400,000,000) shares of common stock, par value $0.01 per share ("Proposal Three"); and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting. Adoption of Proposal Two requires the vote of a majority of the votes cast at the Meeting. Adoption of Proposal Three requires the vote of a majority of the outstanding shares entitled to vote thereon at the Meeting.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT APRIL 17, 2014, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,
/s/ Emanuele Lauro
Emanuele Lauro Chairman and Chief Executive Officer

Monaco 9, Boulevard Charles III, Monaco 98000 Tel: +377-9798-5716; Fax: +377 92 05 70 45	New York 150 East 58th Street - New York, NY 10155, USA Tel: +1 212 542 1616; Fax: +1 212 542 1618

e-mail & website: info@scorpiotankers.com www.scorpiotankers.com

SCORPIO TANKERS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 17, 2014

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the "Shareholders") of Scorpio Tankers Inc. (the "Company") will be held on May 29, 2014 at 9:00 a.m., at the office of Scorpio Ship Management S.A.M., 9, Boulevard Charles III, Monaco 98000, (the "Meeting") for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class I Directors to serve until the 2017 Annual Meeting of Shareholders;

2.	To approve the appointment of PricewaterhouseCoopers as the Company's independent auditors for the fiscal year ending December 31, 2014;

3.
To approve an amendment to the Company's  Amended  and  Restated  Articles  of Incorporation to increase its authorized common stock to four hundred million (400,000,000) shares of common stock, par value $0.01 per share; and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 14, 2014 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT APRIL 17, 2014, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Anoushka Kachelo Anoushka Kachelo Secretary
April 17, 2014 Monaco

SCORPIO TANKERS INC.
9, BOULEVARD CHARLES III, MONACO 98000
____________________________

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 29, 2014
____________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Scorpio Tankers Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of holders of shares of common stock of the Company (the "Shareholders") to be held at the office of Scorpio Ship Management S.A.M., 9, Boulevard Charles III, Monaco 98000 on May 29, 2014 at 9:00 a.m., or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about April 17, 2014.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 14, 2014 (the "Record Date"), the Company had issued and outstanding 202,118,534 shares (including 1,170,987 treasury shares) of common stock, par value $0.01 per share (the "Common Shares"). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders representing at least 33 1/3 per cent of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "STNG".

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 9, Boulevard Charles III, Monaco 98000, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has eight directors divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three- year term and until such director's successor is elected and has qualified. The terms of our Class I Directors expire at the Meeting. The term of the newly elected Class I Directors will expire at the Company's 2017 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position

Emanuele A. Lauro	35	Class I Director
Ademaro Lanzara	71	Class I Director

Emanuele A. Lauro, Chairman & Chief Executive Officer

Emanuele A. Lauro, the Company's Founder, has served as its Chairman and Class I director since its initial public offering in April 2010. Mr. Lauro also serves and has served as Chairman and Chief Executive Officer of Scorpio Bulkers Inc. (NYSE: SALT) since April 9, 2013 and July 1, 2013, respectively. He joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro's leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of over 100 vessels in 2014. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Tanker Pools in addition to several other ventures such as Scorpio Logistics in 2007, which owns and operates specialized assets engaged in the transshipment of coal and invests in coastal transportation and port infrastructure developments and Scorship Navigation in 2005, which engaged in the identification, placement, and management of certain international shipping  investments  on  behalf  of  retail  investors  in  Europe. Mr. Lauro has a degree in international business from the European Business School, London.

Ademaro Lanzara, Director

Ademaro Lanzara has served as a member of the Company's board of directors since March 2010. Mr. Lanzara has served as Chairman of BPV Finance (International) Plc Dublin, a subsidiary of Banca Popolare di Vicenza, Italy, since 2008. He has also served as the deputy Chairman and Chairman of the Audit Committee of Cattolica Life Inc. Dublin since 2011, Chairman of BPVI Fondi Sgr SpA, Milano from April 2012 until November 2013 and Chairman of NEM Sgr SpA Vicenza since November 2013. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including Deputy Group CEO, acting as the Chairman of the Credit Committee and Chairman of the Finance Committee. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of Istituto dell'Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome, Italy, the Institute of International Finance Inc. in Washington DC, Compagnie  Financiere Edmond de Rothschild Banque, in Paris, France, ABI—Italian Banking Association in Rome, Italy, FITD—Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy and Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.

Required Vote.  Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of PricewaterhouseCoopers as the Company's independent auditors for the fiscal year ending December 31, 2014.

PricewaterhouseCoopers has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Two requires the vote of a majority of the votes cast at the Meeting.

Effect of abstentions. Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED
ARTICLES OF INCORPORATION TO INCREASE AUTHORIZED SHARES OF COMMON STOCK

The Board is submitting for approval at the Meeting an amendment of the Company's Amended and Restated Articles of Incorporation to increase the authorized common stock of the Company to four hundred million (400,000,000) shares of common stock, par value $0.01 per share.

Due to the recent growth experienced by the Company, it has become necessary to increase the Company's authorized share capital to pursue the Company's business strategy. The Company currently has authorized Two Hundred Seventy-Five Million (275,000,000) registered shares, of which Two Hundred Fifty Million (250,000,000) shares are designated common shares with par value of one United States cent (US $0.01) per share (the "Common Stock") and Twenty-Five Million (25,000,000) are designated preferred shares  with a  par value  of one  United States  cent (US $0.01) per share  (the "Preferred Stock"). As of the date hereof, the Company has issued and outstanding 202,118,534 shares (including 1,170,987 treasury shares) of Common Stock and 0 shares of Preferred Stock.

While the Company has no specific plans to issue additional shares of Common Stock, management believes it is in the best interests of the Company to have available sufficient shares for issuance at the discretion of the Board to fund future acquisitions, working capital and general corporate purposes. If the authorized Common Stock is increased, no further shareholder vote will be required to authorize such issuances.

The Company is not proposing any change in the number of shares of its authorized Preferred Stock.

Required Vote.  Adoption of Proposal Three requires the vote of a majority of the outstanding shares entitled to vote thereon at the Meeting.

Effect of abstentions. Abstentions will not affect the vote on Proposal Three.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE INCREASE IN AUTHORIZED COMMON STOCK OF THE COMPANY TO FOUR HUNDRED MILLION (400,000,000) SHARES OF COMMON STOCK. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

ELECTRONIC DELIVERY

Shareholders can access documents related to the Meeting, including the Company's latest annual report, at: http://www.edocumentview.com/STNG.

For shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board
/s/ Anoushka Kachelo Anoushka Kachelo Secretary
April 17, 2014 Monaco

SCORPIO Tankers

IMPORTANT ANNUAL MEETING INFORMATION

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR both the nominees listed in Proposal 1, FOR Proposal 2 and FOR Proposal 3.

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1. Election of Directors:

	For	Withhold		For	Withhold
01 - Emanuele A. Lauro	☐	☐	02 - Ademaro Lanzara	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

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